U.S. SEC FILE # 82-4689

MOUNT REAL

SUPPL

PRESS RELEAS

04030838

ck Exchange
Symbol: MRF

MOUNT REAL ANNOUNCES NORMAL COURSE ISSUER BID

Montreal, Quebec, June 10, 2004 – Mount Real Corporation ("Mount Real") announces today its intention to commence a Normal Course Issuer Bid in respect of its common shares. Purchases pursuant to the bid will commence on June 15, 2004 and will terminate on June 14, 2005.

The normal course issuer bid will enable Mount Real to acquire up to 448,779 common shares for cancellation representing 5% of the 8,975,589 outstanding shares of such class as at June 9, 2004.

All purchases will be made through the facilities and in accordance with the requirements of the Toronto Stock Exchange.

Mount Real considers that the purchase of the common shares to be acquired constitutes an economically worthwhile use of its funds both for itself and its shareholders.

No previous purchases were made pursuant to a normal course issuer bid.

Mount Real's business is management accounting, information management and media services. Mount Real uses "TMI" Tactics Marketing Intelligence, a business intelligence system, for the management of proprietary and non-proprietary consumer databases. Mount Real is listed under the stock-trading symbol MRF on the Toronto Stock Exchange.

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Source: Lino P. Matteo, CMA
Chief Executive Officer

General Information: Kelly Leonard
Tel: (514) 762-2500
Fax: (514) 762-6535
E-mail: kelly@mountreal.com
Home Page: http://www.mountreal.com

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